Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

      Dynasil Announces Second Quarter Fiscal Year 2006 Results

WEST BERLIN, N.J.- May 10, 2006--Dynasil Corporation of America (OTCBB: DYSL.OB), fabricator of optical blanks from synthetic fused silica, fused quartz, and other optical materials for the semi-conductor, laser, space and optical components industries, and through its subsidiary, Optometrics Corporation, a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, monochromators, and specialized optical systems, announced results of operations for the 2nd quarter ended March 31, 2006.

This is the fourth full quarter of results after the combination of Optometrics with Dynasil. As previously announced, the acquisition of the assets of Optometrics LLC was completed on March 8, 2005.

Revenues for the quarter ended March 31, 2006 were $1,665,496, an increase of 52% over revenues of $1,097,026 for the quarter ended March 31, 2005. The net profit for the quarter ended March 31, 2006 was $81,881, or a positive $.02 per share, compared with a net profit of $12,677, or $.00 per share, for the quarter ended March 31, 2005. The addition of Optometrics for the full quarter was the largest driver for the revenue and profitability gains.

Revenues for the 6 months ended March 31, 2006 were $3,213,536 an increase of 71% over revenues of $1,878,212 for the 6 months ended March 31, 2005. The net profit for the 6 months ended March 31, 2006 was $107,306, or $0.02 per share, compared with a net profit of $18,753, or $0.01 per share, for the 6 months ended March 31, 2005.

"I am pleased with the strong results for the quarter and the significant profitability increase over our first quarter" said Craig
T. Dunham, President and CEO. "The addition of Optometrics has had a major positive impact on Dynasil and we are implementing progressive cost reductions and process improvements which have increased profitability". "We continue to focus on our strategy of profitable growth from our optical components businesses and by pursuing acquisitions and strategic alliances", added Mr. Dunham.

About Dynasil: Founded in 1960, Dynasil Corporation of America is a fabricator of optical blanks from synthetic fused silica, fused quartz and other optical materials as well as optical components and specialized optical systems.

This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
 (Unaudited)




                                       March 31     September 30
                                         2006         2005
                                     (Unaudited)
              ASSETS

Current assets
   Cash and cash equivalents           $320,108      $308,210
   Accounts receivable                  829,803       877,375
   Inventories                        1,008,483       842,149
   Other current assets                 139,320       124,548
                                      ---------     ---------
      Total current assets            2,297,714     2,152,282

Property, plant and equipment, net      693,509       744,764

Other assets                             80,356        87,735
                                      ---------     ---------
      Total Assets                    $3,071,579    $2,984,781
                                      =========     =========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
 Note payable to bank-Line of credit   $215,000      $250,000
 Current portion of long-term debt       70,051       184,403
   Accounts payable                     419,988       322,094
   Accrued expenses and other
    current liabilities                 217,373       232,476
                                      ---------     ---------
      Total current liabilities         922,412       988,973

Long-term debt, net                     632,496       592,712

Stockholders' Equity                  1,516,671     1,403,096
                                      ---------     ---------
Total Liabilities and                 $3,071,579    $2,984,781
Stockholders' Equity                  =========     =========


DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                Three Months Ended       Six Months Ended
                                      March 31                March 31
                                  2006       2005       2006    2005

Sales                         $1,665,496  $1,097,026 $3,213,536  $1,878,212

Cost of Sales                  1,072,295     816,113  2,142,192   1,396,799
                               ----------  ---------  ---------   ---------
Gross Profit                     593,201     280,913  1,071,345     481,413

Selling, general and             486,640     256,977    913,298     443,698
administrative
                               ----------  ---------  ---------   ---------

Income (Loss) from Operations    106,561      23,936    158,046      37,715

Interest expense - net           (18,709)    (11,259)   (39,244)    (18,962)
                               ----------  ---------  ---------   ---------

Income (Loss) before Income       87,852      12,677    118,802      18,753
Taxes

Income Taxes                       5,971        -0-      11,496        -0-
                               ----------  ---------  ---------   ---------

Net Income (Loss)               $ 81,881   $  12,677  $ 107,306   $  18,753
                               ----------  ---------  ---------   ---------
Net Income (Loss) per share
   Basic                          $0.02       $0.00       $0.02       $0.01
   Diluted                        $0.01       $0.00       $0.01       $0.00